

Mail Stop 4631   November 10, 2009

Carl R. Christenson
Chief Executive Officer
Altra Holdings, Inc.
300 Granite Street
Suite 201
Braintree, MA 02184

> **Re: Altra Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2009**
> **File No. 333-162511**

Dear Mr. Christenson:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you may issue debt securities and that guarantees of the debt securities may be provided by one or more of your subsidiaries. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please tell us how you intend to comply with these requirements, making reference, as appropriate, to the current report on Form 8-K you filed on November 4, 2009. In this regard, if you believe you can rely on one of the exceptions in paragraph (b), (c), (d), (e) or (f) of Rule 3-10, then please

provide us with a detailed analysis of how you satisfy each of the requirements of the exception.

Risk Factors, page 4

2. We note your disclosure that "[t]hese risks are not the only ones faced by us" and "[a]dditional risks not known or that are presently deemed immaterial could also materially and adversely affect our financial condition, results of operations, our products, business and prospectus." Please note that all material risks should be described. If risks are not deemed material, you should not reference them. Please revise accordingly.

Information Concerning Forward-Looking Statements, page 4

3. We note your statement in the second paragraph of this section instructing investors not to place undue reliance on certain statements contained in the registration statement and certain reports incorporated by reference into the registration statement. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Description of Securities to be Offered, page 5

4. Please add a brief description of the guarantees.

Description of Common Stock and Preferred Stock, page 5

5. We note the disclosure that the "following summary of the terms of the common stock and preferred stock of Altra Holdings is not meant to be complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware (the "DGCL")." You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise your disclosure accordingly.

Incorporation of Certain Documents by Reference, page 18

6. Please update your list of documents incorporated by reference to include your more recent Exchange Act filings.

Exhibit Index, page II-19

7. Please add the Preferred Stock Certificate of Designation, the Depositary Agreement, Form of Depositary Receipt, Form of Unit Agreement, and Form of Unit Certificate as exhibits to the registration statement and revise the exhibit index accordingly.

8. We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Exhibit 4.13 – Form of Indenture

9. Please add a cross-reference sheet to the indenture showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(b)(4)(iv)(B) of Regulation S-K.

10. We note that the form indenture filed as an exhibit to the registration statement does not appear to contain provisions for guarantees. Since the registration statement contemplates the possible issuance of guarantees, please either tell us why the indenture lacks guarantee provisions or revise the indenture accordingly.

11. We note that you have filed a single form of indenture but that you may issue senior or subordinated debt. Please revise the form of indenture to clarify that it covers senior and subordinated debt or, alternatively, please file a form of indenture for each type of debt.

Exhibit 5.1 – Legality Opinion of Holland & Knight LLP

12. We note that the "opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord of the ABA Business Section of Business Law (1991)." In the next amendment, please either file the Legal Opinion Accord or revise the opinion to remove this language.

13. We note that counsel has limited the state law aspect of its opinion to the General Corporation Law of the State of Delaware. Please either confirm that in doing so counsel also means all Delaware statutes, all Delaware court decisions and all provisions of the Delaware constitution that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

14. Please provide an opinion of counsel under New York law with respect to the debt securities, as the Indenture is governed by New York law.

15. Please provide an opinion of counsel with respect to the depositary shares. Subject to appropriate assumptions, the opinion should provide in substance that the depositary shares will be validly issued and entitle the holders thereof to the rights specified in the depositary agreement.

16. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dieter King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert J. Grammig, Esq.
       Holland & Knight LLP
       701 Brickell Avenue
       Suite 3000
       Miami, FL 33131